MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)

June 14, 2012.

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

RE:	SEC Comment Letter, dated May 31, 2012 to Form 20-F File No. 333-13944

Dear Mr. Spirgel,

We are responding to the Staff’s comment letter of May 31, 2012, to the response letter, dated May 10, 2012, of our U.S. counsel, which was filed on May 11, 2012, to the Staff’s initial comment letter of March 20, 2012.

The May 31, 2012 comment letter contained the following comment:

1.
We acknowledge your response to comment four to our letter dated March 20, 2012.  In future filings consider disclosing the risks associated with your auditors, P. Parikh, related to the review findings contained in the PCAOB inspection report dated December 23, 2010.  We note the firm’s response to the PCAOB inspection report identifies Mahanagar as the issuer client.  The report may be found at http://pcaobus.org/Inspections/Reports/Documents/2010_P_Parikh_Associates_India.pdf.

Response: We will consider inclusion in the risk factor section in our future Forms 20-F and in our other disclosure documents prepared under the U.S securities laws to the extent that information regarding the PCAOB inspection report of P. Parikh & Associates is required or would be material.

Yours sincerely,

/s/Anita Soni (Anita Soni) Director (F)	/s/A.K. Garg (A.K. Garg) C.M.D.